Filed pursuant to Rule 433
Issuer Free Writing Prospectus dated December 4, 2007
Relating to Preliminary Prospectus Supplement dated November 27, 2007
Registration Statement No. 333-126482
GENESIS ENERGY, L.P.
Pricing Term Sheet and Related Matters
December 4, 2007
8,000,000 Common Units Representing Limited Partner Interests
     This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus supplement of Genesis Energy, L.P. (the “Partnership”), dated November 27, 2007, relating to the offering of these securities (the “Preliminary Prospectus Supplement”), filed with the Securities and Exchange Commission, pursuant to Rule 424(b)(3), on November 27, 2007 and relating to Registration Statement No. 333-126482.
     This free writing prospectus supplements and updates certain information contained in the Preliminary Prospectus Supplement primarily to reflect an increase in the size of the offering by 1,000,000 common units, an increase in the over-allotment option to be granted to the underwriters by 150,000 common units, an increase in the number of common units to be offered to the Partnership’s general partner by 79,863 common units, an increase in the number of common units that may be purchased by the Partnership’s general partner to the extent the underwriters exercise the over-allotment option by 11,979 common units, the pricing of the offering at $22.00 per common unit and certain related matters.
     In the Preliminary Prospectus Supplement, the Partnership proposed to offer 7,000,000 common units to the public and 559,035 common units to the general partner at an estimated offering price of $22.52 with an over-allotment option of 1,050,000 common units to be granted to the underwriters and 83,855 common units to be offered to the Partnership’s general partner to the extent the underwriters exercised the over-allotment option.

Issuer:	Genesis Energy, L.P.

Symbol:	American Stock Exchange: GEL

Price to Public:	$22.00 per common unit

Common Units Offered:	8,000,000 common units representing limited partner interests

Over-allotment Option:	Up to 1,200,000 common units representing limited partner interests

Common Units Outstanding After this Offering (Assuming No Exercise of the Over-allotment):	36,957,430 common units representing limited partner interests

Common Units Offered to the Partnership’s General Partner:	638,898 common units representing limited partner interests

Additional Units Offered to Partnership’s General Partner:	Up to 95,834 common units representing limited partner interests

Net Proceeds:	Approximately $185.3 million (after deducting underwriting discounts and estimated offering expenses and assuming no exercise of the over-allotment option)

Trade Date:	December 5, 2007

Closing Date:	December 10, 2007

Underwriters:	UBS Securities LLC Wachovia Capital Markets, LLC Goldman, Sachs & Co. RBC Capital Markets Corporation Banc of America Securities LLC Deutsche Bank Securities Inc. SMH Capital Inc.
The Partnership will use the net proceeds from this offering for general partnership purposes, which may include, among other things, temporarily repaying a portion of the indebtedness under its credit facility and, ultimately, funding a portion of its future growth expenditures.
Based on the public offering price of $22.00, as of September 30, 2007, the Partnership’s pro forma capitalization will be as follows:

As of
September 30, 2007
Pro forma
(unaudited)
(in thousands)
Long-term debt	$99,679
Partner’s capital:
Common unitholders	610,447
General partner	11,667

Total partners’ capital	622,114

Total capitalization	$721,793

The issuer has filed a preliminary prospectus supplement and a related base prospectus with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting either UBS Securities LLC at 888-827-7275 or Attention Equity Syndicate at 212-713-2626, or Wachovia Capital Markets, LLC at equity.syndicate@wachovia.com.